SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2013

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☒            No  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica Group: Presentation on quarterly results January-June 2013	2

Results Investor RelationsTelefonica, S.A. January - June 2013
This document contains statements that constitute forward looking statements about Telefonica Group (going forward, "the Company" or Telefonica) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which may refer, among others, to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefonica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator.Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation.Except as required by applicable law, Telefonica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefonica's business or acquisition strategy or to reflect the occurrence of unanticipated events.This document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefonica.Finally, it is stated that neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities. Disclaimer 2

TELEFÓNICA

Highlights

- **Recovering organic growth in Q2**
  - Revenues +0.5% y-o-y in organic terms; -0.5% in H1
  - Revenues ex-regulation +2.1% y-o-y in organic terms; +1.0% in H1
  - OIBDA roughly stable: €4,854m in Q2 (-0.7% organic y-o-y) & €9,421m in H1 (-0.4%)
  - OIBDA margin flat in H1 (33.0%); small erosion in Q2 (-0.4 p.p. organic y-o-y) on record smartphones net adds
  - OpCF +3.4% organic y-o-y in H1
- **Reducing net debt by €10bn**
  - Net debt at €49.8bn in Jun-13 (2.40x ND/OIBDA)
  - €48.6bn (2.36x) net debt considering post-closing events; €10bn reduction since Jun-12
- **Strong FCF generation: €1.9bn in Q2**
- **EPS sequential acceleration: €0.25 in Q2; €0.46 in H1 (stable y-o-y)**
- **Crystalising value in Germany**
  - Announced transaction to enhance growth, diversification, scale and cash-flow without increasing leverage

---

Continued progress in our transformation strategy

Investor Relations
Telefónica, S.A

3

Telefónica
Reported growth rates negatively impacted by: Forex effects dragging around 5.5 p.p. in revenues and OIBDA Changes in the perimeter (Atento) Financial Summary H1 performance fully consistent with FY outlook; 2013 guidance reiterated H1 13 H1 13 H1 13 Q2 13 Q2 13 Q2 13 € in millions Reported Reported y-o-y Organic y-o-y Reported Reported y-o-y Organic y-o-y Revenues 28,563 (7.8%) (0.5%) 14,421 (6.8%) 0.5% OIBDA 9,421 (9.7%) (0.4%) 4,854 (9.3%) (0.7%) OIBDA Margin 33.0% (0.7 p.p.) (0.0 p.p.) 33.7% (0.9 p.p.) (0.4 p.p.) OpCF (ex-spectrum) 6,352 (6.3%) 3.4% 3,031 (11.0%) (2.7%) Underlying y-o-y Underlying y-o-y Net Income 2,056 (0.9%) (8.4%) 1,154 (13.1%) (8.8%) EPS 0.46 (0.7%) (9.2%) 0.25 (13.8%) (9.6%) 4 TELEFONICA
Strong cash flow generation FCF (€ in millions) (CHART) +16.0 % FCF (€/share) (CHART) EPS (€/share) (CHART) FCF (ex spectrum y-o-y) (CHART) +19.0% FCFS & EPS improving sequentially Seasonal factors reducing FCF generation in H1 to become positive in H2LTE spectrum granted in major markets 5 TELEFONICA +16.5% +26.4%
Intense commercial activity boosted by smartphones Smartphone net adds ('000) (CHART) Smartphone penetration FBB net adds ('000) (CHART) UBB coverage(Fiber+VDSL/Fixed Accesses) Further push on high value and quality customers Mobile contract, specially smartphones drives mobile growthBest ever quarterly smartphones net adds, three fold Q1 13 figureMobile contract customers over total: 34% (+2 p.p. y-o-y)Highest mobile contract net adds in Q2 (2.1 m) since Q3 11Exploiting the smartphone penetration on adoption of multiple devices and positioning to capture the mobile data opportunity Selective UBB roll out Focused deployment of fiber, mainly in Spain and BrazilProgressive LTE launch across marketsUBB Connection rate 10%Improved commercial traction in FBB (accesses +2.0% y-o-y; +0.4 p.p. vs. Mar-13)Limiting fixed accesses erosion to -0.8% y-o-y as of Jun-13, as T. Latam posted positive net adds in Q2 (CHART) (CHART) 6 TELEFONICA FBB and fixed accesses excluding the impact of the sale of the fixed business assets in the UK
Recovering revenue growth (CHART) Organic revenue (y-o-y) Q1 13 Q2 13 Returning to organic growth pace T. Latam boosting Telefonica growth and accelerating y-o-y performance vs. Q1 Enlarged contribution from digital servicesTop line gradual recovery in T. EuropeLimiting H1 organic y-o-y decline to -0.5% Positive organic increase of 1.0% vs. H1 12 excluding regulation Continued solid mobile data momentum Fast non-SMS data sales increase (+22.1% in Q2 y-o-y organic) with further data monetization opportunitiesIncreasing data revenue organic growth to 9.8% y-o-y in Q2 Mobile data accounts to 36% over MSR (+3 p.p. vs. H1 12)Right pricing strategy leveraging customer insight and differentiation(CHART) Non-SMS revenues/ Data Revenues +7 p.p. +7 p.p. y-o-y 52% of total revenues 7 TELEFONICA
Cumulative OIBDA virtually stable (organic y-o-y) Leveraging targeted efficiencies and savings on several initiatives (H1 OpEx -0.1% y-o-y organic)Lower commercial expenses ( -8.9% H1 y-o-y organic) on new commercial model across EuropeInterconnection continue to decline on lower MTRsFocus on data centric business driving network & system costsQ2 OIBDA (-0.7% y-o-y organic) reflecting higher commercial activity, mainly in Latam:Reinvesting in transformation towards a more sustainable model (smartphone base, improved quality and speed)Capturing market growth opportunities Gaining efficiency & reinvesting in growth (CHART) TELEFONICA OIBDA Margin y-o-y organic (CHART) Q2 13 Contribution to y-o-y organic H1 13 contribution to y-o-y organic +0.5 p.p. -0.4 p.p. flat +2.0 p.p. -0.9 p.p. -1.1 p.p. 0.0 p.p. 8

TELEFÓNICA

T. Global Resources: Execution of priority projects

Accelerating transformation towards a global model

- Network and Operations:
  - Evolving towards the best-in class fixed and mobile networks:
    - Foster **LTE sites deployment**: >1,600 in Brazil and >800 in Germany
    - Increasing **fiber coverage** (homes passed): 2.7m in Spain and 1.3m in Brazil as of Jun-13
    - **Network virtualization**: trial test in Brazil
- IT:
  - **Infrastructure consolidation** in progress:
    - **Launched projects for** migration and transforming IT infrastructure towards **Alcala Data Center**
  - **Simplification of Applications**:
    - Almost 300 applications already decommissioned till Jun-13
    - Less complexity, better time-to-market and resources optimisation
- Devices:
  - Achieving **a more balanced vendor map**
  - **First world FireFoxOS device** launched by Movistar España
  - **Strategic agreements/partnerships** with different industry players
- Procurement:
  - Further execution of **e2e Sourcing** model for most relevant global categories:
    - Over 11,000 processes awarded
    - **Savings from global procurement on track**

Investor Relations
Telefónica, S.A

9

Telefónica
Accomplishments in Q1 13 T. Digital: Innovation at the forefront of our strategy TELEFONICA Financial Services: Strong partnerships to build a credible mCommerce ecosystem in core marketsBrazil - MFS, a JV with Mastercard, launched "Zuum", the first mobile payment service in Brazil giving unbanked people access to banking services through their mobile (http://zuum.com.br/)Spain - First Bank & Telco alliance established in Europe (Caixabank and Santander) to jointly develop digital businessesPartnership with Samsung with a network of merchants to enable customers to pay for goods via the phone bill Security: building new capabilities to enhance our portfolio and adapt to new security threatsLaunch of ElevenPaths, a new company that underlines security as a pillar of Internet and service architecture (http://www.elevenpaths.com/)M2M: Expanding our portfolio to maintain our position as one of the top M2M players worldwideAgreement with Dell to launch Dell NetReady an enhanced 3G connectivity solution for laptops and tablets Digital Services: reinforcing our position through partnerships and new products Innovation to empower our core business TuGO: Commercial launch in UK (http://www.youtube.com/watch?v=zaaUo-nn77c)Firefox: 1st handset launched in Spain with a highly competitive device price (€69) 10

T.LATAM

T. Latam: Top line accelerating to double digit growth

Net Adds ('000)


Q2 12
Q1 13
Q2 13
Accesses y-o-y
1.1m
1.3m
1.8m
163
130
214
(45)
(42)
182
Mobile Contract
FBB
Fixed Traditional
+14%
+7%
+2%

Revenues (organic y-o-y)


Ex-regulation
+7.9%
+11.6%
5.1%
6.8%
10.4%
Q2 12
Q1 13
Q2 13

OIBDA (organic y-o-y)


OIBDA margin y-o-y
7.7%
2.7%
Q1 13
Q2 13
+0.3p.p.
-2.3p.p.

Double digit top line growth

- **Strong acceleration on revenue growth** across countries and businesses
- **Data revenues remained as the main growth driver** (+21.2% organic in Q2 y-o-y) **amid higher contribution from fixed businesses** (+0.4% organic y-o-y; -1.4% in H1 13)

Commercial activity momentum across services

- **Contract mobile net additions growing by 64%** y-o-y in Q2
  - Best-ever quarterly contract gross adds
- **Enhancing regional leadership in contract led by smartphones uptake** (18% out of mobile accesses; +8 p.p.)
  - Record high on smartphone net adds (7m in Q2 13)
- **Commercial turnaround across fixed services**
- **Positive OIBDA y-o-y growth despite intense commercial activity**

Investor Relations
Telefónica, S.A.

11

Telefonica

T.LATAM

Brazil: Strong commercial momentum across the board



Contract Mobile Net Adds ('000)
Net additions market share
557
716
1,167
Q2 12
Q1 13
Q2 13
42%
42%
58%



Accesses (y-o-y)
Mobile
Contract
2%
17%
1%
20%
Q1 13
Q2 13

Record high in contract

- **Grabbing more than half of contract net adds share in Q2** to 37.8% of market share (+1.2 p.p. y-o-y)
- **Smartphones doubling y-o-y** to 17% of mobile accesses
- **4G services** already launched in 22 cities with VIVO paving the way on the back of superior quality and brand image
- **Top ups** remained strong (+12% y-o-y in Q2) despite strict disconnection criteria on prepaid customers



Fixed Net Adds (millions)
Q2 12
Q1 13
Q2 13
25K in Fiber
13
(113)
(92)
32
20
84
Fixed Traditional
FBB

Starting turnaround on fixed services

- **FBB net adds > x2 y-o-y** on segmented approach and enhanced quality (>80% net adds in Q2 13 with >= 4Mbps)
- **Fiber net adds** gaining traction on expanded uptake and coverage (1.4m homes passed as of Jun-13; targeting 1.8m homes passed as of Dec-13)
- **Integrated proposal boosting fixed traditional business** with positive nets adds after 10 quarters
- **Enhanced Pay TV offers**: DTH proposal re-launched in June

Investor Relations
Telefónica, S.A.

12

Telefónica

T.LATAM

Brazil: Commercial activity starting to flow into revenues



Revenue growth ex-regulation (organic y-o-y)
Total
Outgoing Mobile
Fixed
4.3%
7.9%
(8.1%)
Q1 13
4.8%
8.1%
(4.2%)
Q2 13

Consistent revenue growth with improved mix

- **Outgoing mobile revenues accelerated in Q2** on the back of higher contribution of booming data
  - Non-SMS data revenues accelerating y-o-y growth to 26.8% organic in Q2 (+23.2% in Q1 y-o-y)
- **Improved trend on fixed revenues** across services



OIBDA Margin
Organic y-o-y
38.5%
32.3%
32.1%
-5.3p.p.
Q2 12
Q1 13
Q2 13

OIBDA margin impacted by higher commercial activity

- **OIBDA margin** erosion affected by positive one offs in Q2 12 (-2.1 p.p. y-o-y) and higher commercial traction
  - Net adds mobile contract x2 vs Q2 12
  - Net adds FBB x2.6 vs Q2 12
  - Net adds fixed traditional +13k vs. -113k in Q2 12
- **Commercial activity** focused on high value segments
- **Corporate restructuring already approved;** a simplified structure to capture additional synergies onwards

Investor Relations
Telefónica, S.A.

13

Telefónica

T.LATAM

T. Latam: Widespread revenue acceleration on outstanding commercial activity (I/II)

% out of Group revenues

Peru — 4.3%

Net Adds ('000)


Q1 13
Q2 13
(9)
(1)
Fixed Traditional
45
38
FBB
181
233
Mobile Contract

Revenues & OIBDA (Organic y-o-y)


OIBDA Margin y-o-y
Q1 13
Q2 13
6.0%
7.6%
Revenues
6.0%
6.6%
-0.4p.p.
OIBDA

- **Consolidating revenue & OIBDA trend,** while **maintaining commercial activity momentum** (record high in Q2 contract gross adds)

Argentina — 6.4%

Net Adds ('000)


Q1 13
Q2 13
3
22
Fixed Traditional
20
33
FBB
640
869
Mobile
138
103
Mobile Contract

Revenues & OIBDA (Organic y-o-y)


OIBDA Margin y-o-y
Q1 13
Q2 13
22.1%
20.6%
Revenues
(0.9%)
11.0%
-1.3p.p.
OIBDA

- **Strong total net adds (4x y-o-y)**
- **Double digit revenue growth**
- Higher commercial activity and inflation driven costs dragging OIBDA margin y-o-y

Chile — 4.4%

Net Adds ('000)


Q1 13
Q2 13
(23)
(19)
Fixed Traditional
0
20
FBB
(51)
50
Mobile Contract

Revenues & OIBDA (Organic y-o-y)


OIBDA Margin y-o-y
Q1 13
Q2 13
(2.2%)
3.4%
Revenues
4.1%
3.0%
-0.1p.p.
OIBDA

- **Strong recovery in revenue y-o-y trend**
- **OIBDA margin dragged by solid commercial activity** on the back of new commercial proposals launched this quarter

Investor Relations
Telefónica, S.A.
14

Telefónica
T. Latam: Widespread revenue acceleration on outstanding commercial activity (II/II) Mexico Venezuela Peru Colombia Revenues & OIBDA (Organic y-o-y) % out of Group revenues T.LATAM Net Adds ('000) 3.0% 2.8% 5.3% Net Adds ('000) Net Adds ('000) Revenues & OIBDA (Organic y-o-y) Revenues & OIBDA (Organic y-o-y) (CHART) (CHART) (CHART) (CHART) (CHART) "Telecommunications Law" already signed, to provide higher dynamism on the sectorOngoing operational transformation: new "Unlimited Plans" launched with a strong uptake Impressive operational & financial performanceSolid performance of new revenue streams: smartphone penetration reaching 37% and Pay TV accesses almost doubling y-o-y Strong commercial activity across services (Best-ever Q2 contract gross adds) Revenue acceleration while continuing to improve profitability +0.9 p.p. -5.4 p.p. +1.4 p.p. 15 (CHART) Q1 13 Q2 13 Q1 13 Q2 13 Q1 13 Q2 13

T.EUROPE

T. Europe: Executing transformation for a more sustainable model

Contract net adds ('000)


143
293
Q1 13
Q2 13

Smartphone penetration


y-o-y
37%
39%
+7p.p.
+7p.p.
Mar-13
Jun-13

Revenues (ex-regulation y-o-y organic)


Q4 12
Q1 13
Q2 13
(6.9%)
(8.5%)
(6.9%)

OIBDA margin


y-o-y organic
36.4%
35.2%
37.4%
+1.4 p.p.
+2.1 p.p.
+1.8p.p.
Q4 12
Q1 13
Q2 13
OIBDA y-o-y organic (1)
-4.5%
-4.9%
-4.1%

Excluding disconnections in Czech Republic in Q1 13
(1) Excluding positive impact of the change of scheme in the UK pension plan in Q4 12

New common commercial approach improving momentum

- **Acceleration in mobile contract net adds amid increasing competition**
  - Customers appreciate simple, transparent and value for money portfolio
  - Subsidy reduction compatible with innovative handsets propositions
  - Churn improvement across markets
- **Successful mobile data monetisation** fostered by data-centric tariffs
  - +10.7% H1 13 y-o-y organic in Non-SMS revenue
  - Prepared to capture growth of high-speed data services

Transforming to increase profitability

- **Gradual improvement in revenue trend**
- Third consecutive quarter of **OIBDA margin y-o-y expansion**
  - Cost discipline and simplification across the board
  - Optimising resources allocation
- **Investing in future growth**: LTE and fiber
  - Network sharing looking to make markets more rational
- **Stable OpCF y-o-y** (-0.5% H1 13 y-o-y organic)

Investor Relations
Telefónica, S.A.

16

Telefonica
(CHART) Spain: Leading the convergent market Movistar Fusion further strengthens market positioning Convergence: the key market trend Customer mix continues to improve (new & upselling customers)Steady fiber up-take (431k customer in Jun-13; x2 y-o-y)Ongoing mobile add-ons increase >70% of Fusion gross adds in Q2 opting for high value packages Market dynamics more rational: Focus on tariffs vs handset subsidiesContract mobile improved in Q2 on tariffs launched in April Higher migrations from prepay Capturing market growthChurn reductionContract portability still impacted by MVNO's aggressive convergent offers Competitive new portfolio addressing all segments Sustained increase in customer satisfaction and loyalty Higher quality base (convergent, contract mobile, fiber)Claims -74% y-o-y in Q2 (-69% in Q1) T.EUROPE Successful new mobile tariffs drive trading improvement FBB and Fiber net adds ('000) Mobile contract net adds ('000) Maintained focus on top quality and customer satisfaction Churn FBB Fiber Contract mobile FBB (CHART) 337 K 271 K 296 K Movistar Fusion % New customers & upselling/Gross adds Gross adds of new & upselling customers (CHART) (CHART) (CHART) Movistar Fusion Customers ('000) Including Fusion Cero 17

T.EUROPE

Spain: Massive improvement in operating leverage

Revenue ex-handset sales (organic y-o-y)


Q3 12
Q4 12
Q1 13
Q2 13
(13.9%)
(12.2%)
(11.4%)
(10.4%)

OIBDA Margin


organic y-o-y
44.8%
47.2%
47.0%
48.4%
+3.6 p.p.
Q2 12
Q4 12
Q1 13
Q2 13

Revenue, OIBDA, OpCF (organic y-o-y)


Rev
OIBDA
OpCF
0.2%
(11.7%)
(14.5%)
(15.0%)
H1 12
(15.1%)
(6.5%)
H1 13

Revenue y-o-y trends improve gradually

- **Increased new revenue stream from Fusión**
- **Better mobile access performance** in Q2
- **Mobile hardware sales y-o-y drop easing** (-51.6% in Q2, vs -67.4% in Q1) following new commercial model (Mar-12)
- **Positive impact from loyalty program on MSR y-o-y evolution** fading off

Transformation leads to sound OIBDA margin expansion

- **Leading profitability in Europe despite a challenging environment**
- **Recurrent savings from new business model:**
  - Subsidy removal
  - Personnel reduction and temporal suspension of Pension Plan contribution
  - Churn and customer satisfaction improvement
- **Progressing on new savings measures:**
  - Insourcing
  - Deeper simplification (call center, distribution channel)

Strong OpCF of € 2.5 bn up to June-13

- **Benchmark OpCF margin**
- **CapEx reduction** (-28.5% y-o-y organic in H1 13) reflects efficiencies from transformed operating model
- **Accelerating fiber roll-out** (2.7 m households by Jun-13)

Investor Relations
Telefónica, S.A.
18
Telefónica

T.EUROPE

UK: Strong momentum while transforming the business

Contract net adds ('000)


Contract Churn
251
251
292
1.0%
0.95%
0.95%
Q2 12
Q1 13
Q2 13

Market leading contract churn

Revenues (ex-regulation y-o-y)


Revenues
MSR
(2.5%)
(1.0%)
0.5%
(1.0%)
2.5%
(5.0%)
(4.7%)
(4.2%)
(2.9%)
(0.9%)
Q2 12
Q3 12
Q4 12
Q1 13
Q2 13

OIBDA margin


21.1%
25.8%
Q1 13
Q2 13

- New commercial model explains 2.3 p.p. of margin
- Capital gain (€73 m) & restructuring (€40 m): 2.0 p.p.

Financials y-o-y change are in local currency

Continued strong trading momentum

- Contract base up 9% driving mobile base (+3% y-o-y)
- High smartphone base penetration of 48% (+5 p.p. y-o-y)
- **"O2 Refresh" encouraging results:**
  - 20% of contract commercial activity opt for Refresh in Q2. Only available for high-end devices in direct channel
  - Towards a more sustainable business model: Savings re-invested in increasing weight of direct channel
- Launch of LTE services this summer

Back to revenue growth (ex-regulation)

- **MSR trend improved**
  - Strong contact base growth
  - RPI increase from Feb 28th impacting in the quarter
- Handset revenues reflect the positive impact of the new tariff, resulting in full recognition of handset sale upfront, with 5.5 p.p. contribution to revenue growth
- Disposal of fixed business from May

OIBDA benefited by new commercial model

- Outsourcing customer service (2,360 FTE's), focusing on on-line channel to transform towards a leading digital telco
- Deploying our network sharing agreement

Investor Relations
Telefónica, S.A.
19
Telefónica

T.EUROPE

Germany: transition to data-centric market

Market moving towards data


y-o-y performance
~40% of Q2 handsets sold
x2 Q1 sales
Contract mix at 53% (+1 p.p. y-o-y)
32%
6%
Contract Base
Smartphones
LTE devices sold

MSR (ex-MTR y-o-y)


0.5%
(1.3%)
Q1 13
Q2 13

OIBDA Margin


y-o-y
23.9%
25.5%
+0.5p.p.
-0.2p.p.
Q1 13
Q2 13

Successful retention of high-value customer base

O₂ Blue

- **New O2 Blue Offers indicators:**
  - **Accelerating smartphone penetration** to 29% (+6 p.p. y-o-y)
  - Nearly all shipments in Q2 13 are smartphones
  - Tariff renewals within our customer base increased by 20% y-o-y
- **LTE network deployment in all high speed metropolitan areas already completed**
- **Increased traction of VDSL demand:** In VDSL-available regions 28% of gross adds take up

Increased pressure in revenues

- **MSR deceleration on:**
  - **Tariff renewals based on unlimited voice & SMS, with differential speed on data offers**
  - **Lower SMS volumes** affecting incoming revenues
  - Commercial activity based on retention
- **Revenue pressure mitigated by improving data metrics:**
  - Non-SMS data accelerated growth to 24.6% in Q2 (65% of data revenues; +10 p.p. y-o-y)
  - Data revenues 48% of MSR (+4 p.p. y-o-y)
  - Evidences of increased data usage after migration to LTE

OIBDA reflects accelerated transition to data based services

- **Revenue pressure offset by commercial and non-commercial efficiency measures**
- Keeping OIBDA margin stable despite efforts towards transformation

Investor Relations
Telefónica, S.A.
20
Telefónica

T.EUROPE

Creating a Leading Digital Telco in Germany (I)

Transaction Summary

Total consideration of €5 Bn in cash and a 17.6% stake

Two Step Structure

1. Acquisition of E-Plus by Telefónica Deutschland for a combination of cash and a stake in the enlarged Telefónica Deutschland
   - i. €3.70bn of cash, financed through a rights issue fully underwritten by Telefónica and a group of banks
   - ii. 24.9% stake in the enlarged Telefónica Deutschland (after capital increase)
2. Telefónica subsequently to acquire a 7.3% stake of the enlarged Telefónica Deutschland from KPN for €1.30bn, post-transaction, in order to maintain a 65% ownership in the enlarged Telefónica Deutschland


Pre-Transaction Structure
Telefónica
Public
KPN
76.8%
23.2%
100%
Telefónica Deutschland
E-Plus
Intermediate tructure
Telefónica
7.3% Stake To Telefónica
KPN
Public
57.7%
24.9%
17.4%
Enlarged Telefónica Deutschland
Final Ownership Structure
Telefónica
KPN
Public
65.0%
17.6%
17.4%
Enlarged Telefónica Deutschland

Investor Relations
Telefónica, S.A
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Telefónica

T.EUROPE

Creating a Leading Digital Telco in Germany (II)

Combining a Bright Past with a Brighter Future	• A leading player with a combined customer base of 43m, 42% in contract
	• Strong scale benefits with combined mobile revenue market share of 32%
	• Driving mobile market growth in Germany since 2010:
	  ▸ +2.2pp in contract customer share
	  ▸ +5.8pp in prepaid customer share
	• Strong capabilities in mobile data, LTE

Value Crystallization Through Significant Synergies
€5.0-5.5bn
	• NPV of synergies of €5.0–5.5bn, net of integration costs
	  ▸ Net savings from year 2
	  ▸ Annual run-rate synergies of approx. €800m; 75% of run-rate synergies by year 4
	• Incremental value from additional revenues, financial and tax synergies
	• Highly experienced management team with a proven track record of integration

Enhanced Profitability & FCF in Germany	• Improved profitability and enhanced cash flow generation • Stronger competitive position from increased scale
Creating a Superior Customer Experience	• Customers to benefit from the best high speed mobile and fixed experience from a single LTE network and access to future-proof DT NGA network • Strong multi-brand portfolio across segments • Offering ICT / cloud solutions for business customers • Best distribution channel and outstanding customer service • Ready for convergence through cross-selling / up-selling opportunities • Leveraging Telefónica's global capabilities: Digital innovation, Scale,...

Investor Relations
Telefónica, S.A

22

Telefónica
(CHART) (CHART) Unlocks significant value for Telefonica shareholdersInvesting in future growth Reinforced geographical diversification, increasing exposure to an attractive marketPositive impact on Telefonica's cash flow generation profileEPS and FCF accretive from year 1(2) Credit friendly financing structure, allowing leverage ratios to improve Creating a Leading Digital Telco in Germany (III) Value Creation for Telefonica Shareholders 1. Proforma2. Based on run-rate synergies before integration costs Financing without Increasing Leverage Total financing required of €4.14bn50-65% Hybrid, 100% equity under IFRS/ 50% equity for credit rating agencies20-30% Mandatory Convertible, 90% treated as equity under IFRS & credit rating agencies10-20% Incremental debt, in addition to the debt component of the hybrid bond Improving Scale & Unmatched Diversification Second EU operator by mobile customers 2012 (m) Second EU operator by revenues 2012 (€bn) Telefonica Standalone, 2012 Pro-forma Telefonica (Pre-Synergies), 2012 Total Revenues: €62bn Germany8% (CHART) Total Revenues: €66bn Germany13% (CHART) T.EUROPE 23 (1) (1)
€ in millions Net Financial Debt/OIBDA2.36x Net Financial Debt (CHART) € in millions Pre- retirement commitments Net Financial Investments Net Fin. DebtDec-12 Fx Effects FCF Post minorities FX Venezuelan Devaluation Net Fin. DebtDec-12 after Venezuelan devaluation Net Financial Debt (CHART) FCF Post Spectrum H1 13 Spectrumpaid FCF pre- Spectrum H1 13 Others and Treasury Buy-back shares Net Fin. DebtJun-13 TELEFONICA Post Closing events (sale of Ireland, Central America, Inversis) Net Fin. DebtJun-13Post-closingevents Net Financial Debt/OIBDA2.36x Net Financial Debt/OIBDA2.40x Deleveraging towards target on debt reduction (1,179) 48,614 24
(CHART) € in billions (CHART) Proactive diversified 2013 YTD financing Decreasing effective interest cost (12 month rolling) 6% 5% (CHART) € Bonds at Holding(8.5yr. Av. maturity) Syndicated Loans(4&5yrs) ECA Loans & Latam USD Bonds at Holding (5&10yrs) TELEFONICA Refinancing YTD Guidance € in billions Cash position excluding Venezuela (Jun-13) Undrawn credit lines & syndicated RCF (Jun-13) (CHART) Total Liquidity Cushion (Jun-13) €21.7 bn liquidity increasing (+€0.3 bn vs. Mar-13) € in billions 2013 Smooth maturity profile net debt maturities (Jun-13) 2014 2015 Cash exceedsmaturities Over 2 years maturities covered on strengthened liquidity €12.4bnLT 25 €7.8bn

TELEFÓNICA

Closing remarks

- Recovering organic revenue growth in Q2
  - T. Latam, mobile data and T. Digital continued driving growth
  - Further push on commercial activity in every category
  - Record high smartphone quarterly net adds
- Organic OIBDA virtually flat y-o-y in H1 on strong transformation
  - Executing transformation to gain efficiency all across the board
  - Reinvesting efficiency gains in commercial activity boosting growth
- Very strong FCF generation in Q2
- Ongoing deleverage, 10 bn euros since Jun-12
- Full year outlook reiterated
- Crystalizing value in Germany
  - Announced transaction to enhance growth, diversification, scale and cash-flow without increasing leverage

Continued progress in our transformation strategy

Investor Relations
Telefónica, S.A

26

Telefónica

Organic growth / 2013 guidance: Assumes constant exchange rates as of 2012 (average Fx in 2012), excludes hyperinflationary accounting in Venezuela and considers constant perimeter of consolidation. In OIBDA and OI terms excludes write-downs, capital gains/losses from companies' disposals, tower sales and material non-recurring impacts. CapEx excludes spectrum acquisition. 2012 adjusted bases exclude: capital gains/losses from companies' disposals (capital gains/losses from China Unicom, Atento, Hispasat and Rumbo), impairment of T. Ireland, homogeneous perimeter (2012 adjusted figures exclude results of Atento, Rumbo and small changes in T. Digital perimeter and homogeneous accounting treatment of Joint Ventures) tower sales and change in contractual commercial model for contract handsets in Chile.Accesses: Mobile net additions exclude the disconnection of inactive customers in C. Republic (Q1 13). Fixed telephony accesses and broadband exclude the disposal of fixed business assets in UK.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date:	July 25th, 2013	By:	/s/ Miguel Escrig Meliá
Name: Miguel Escrig Meliá
Title: Chief Financial Officer